Suite 1400

700 – 2nd Street S.W.

Calgary, Alberta

Canada T2P 4V5

Telephone (403) 298-1000

Facsimile (403) 263-9193

www.gowlings.com

J. Jason McCormick

Direct (403) 298-1872

Assistant (403) 298-1875

jason.mccormick@gowlings.com

File No. A102498

August 3, 2005

Via Courier

Securities Registrar Corporate Affairs

Department of Community Services

Third Floor, Law Centre

2130 Second Avenue

Whitehorse, Yukon  Y1A 2C6

Attention:  Registrar of Securities

Dear Sirs/Mesdames:

Re:	Plan of Arrangement involving High Point Resources Inc., Enterra Energy II Partner Corp., Rocky Mountain Acquisition Corp. and the holders of common shares of High Point Resources Inc.

We are counsel to Rocky Mountain Acquisition Corp. ("AcquisitionCo"), a subsidiary of Enterra Energy Trust (the "Trust").  In connection with a plan of arrangement (the "Arrangement") under the provisions of the Business Corporations Act (Alberta) (the "ABCA") involving High Point Resources Inc. ("High Point"), Enterra Energy Partner II Corp. ("PartnerCo"), AcquisitionCo and the holders (the "Shareholders") of common shares (the "Common Shares") of High Point, AcquisitionCo will acquire all of the issued and outstanding Common Shares.  Under the Arrangement, Shareholders will be entitled to receive, for each Common Share held, either:  (i) 0.105 of a trust unit (a "Trust Unit") of the Trust; or (ii) 0.105 of an exchangeable share (an "Exchangeable Share") of AcquisitionCo, such shares being exchangeable into Trust Units, subject to a maximum of 2,500,000 Exchangeable Shares being issued.  Shareholders that are non-residents of Canada, tax exempt, financial institutions or U.S. persons are not entitled to elect to receive Exchangeable Shares under the Arrangement.  All outstanding options ("Options") to purchase Common Shares that are not exercised prior to the effective date of the Arrangement will be cancelled for no consideration.

The information circular and proxy statement of High Point (the "Information Circular") detailing the Arrangement was mailed to the Shareholders on July 20, 2005 for the special meeting (the "Meeting") of Shareholders to be held on August 16, 2005.  A copy of the Information Circular is available on SEDAR.  Reference is made to the plan of arrangement attached to the Information Circular (the "Plan of Arrangement") for a detailed description of the Arrangement, of which Article 3 details the steps of the Arrangement, including all trades, exchanges and distributions of securities to be made pursuant thereto.  The Arrangement has been presented to a Justice of the Court of Queen's Bench of Alberta (the "Court") and an interim order was issued with respect to, among other things, the procedures to be followed at the Meeting.

1.

BACKGROUND

Enterra Energy Trust

1.1

The Trust is an open-ended unincorporated investment trust governed by the laws of Alberta and created pursuant to an indenture dated as of October 24, 2003 between Enterra Energy Corp. and Olympia Trust Company, as trustee (the "Trust Indenture").   The principal undertaking of the Trust is to issue Trust Units and to acquire and hold debt instruments, royalties and other interests.  The direct and indirect wholly-owned subsidiaries of the Trust carry on the business of acquiring and holding interests in petroleum and natural gas properties and assets related thereto.  The Trust's principal office is located at 2600, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

1.2

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture.  Each Trust Unit entitles the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets of the Trust in the event of termination or winding up of the Trust.  All Trust Units rank among themselves rateably without discrimination, preference or priority.  Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder.  The Trust Units trade on the Toronto Stock Exchange under the symbol "ENT.UN".

1.3

The Trust is a reporting issuer or the equivalent thereof in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick and Nova Scotia.

Rocky Mountain Acquisition Corp.

1.4

AcquisitionCo is a corporation created under the laws of Alberta and is one of two operating subsidiaries of the Trust (the other being Enterra Energy Corp.).  AcquisitionCo was created by the amalgamation of Rocky Mountain Acquisition Corp. with Rocky Mountain Energy Corp. on September 29, 2004.  The Trust is the sole holder of voting shares of AcquisitionCo.  AcquisitionCo's principal office is located at 2600, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.  Its authorized capital consists of an unlimited number of common shares, an unlimited number of 12 separate classes of preferred shares and an unlimited number of exchangeable shares, issuable in series.

1.5

AcquisitionCo is not a reporting issuer and none of its securities are listed on any stock exchange.

High Point Resources Inc.

1.6

High Point was incorporated as 607572 Alberta Ltd. under the ABCA on April 15, 1994.  On June 24, 1994, High Point changed its name to High Point Energy Corp.  Effective June 19, 2002, High Point acquired all of the issued and outstanding common shares of Mesquite Exploration Ltd. and changed its name to High Point Resources Inc.  High Point's principal office is located at 1400, 255 – 5th Avenue S.W., Calgary, Alberta, T2P 3N9.  Its authorized capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series.

1.7

High Point is a reporting issuer or the equivalent thereof in all of the provinces of Canada except for Québec.

The Arrangement

1.8

High Point, Enterra Energy Commercial Trust and AcquisitionCo entered into an arrangement agreement (the "Arrangement Agreement") dated as of July 8, 2005.

1.9

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially (capitalized terms not otherwise defined herein have the meanings ascribed to them in the Plan of Arrangement):

(a)

the Common Shares held by Dissenting Shareholders who have exercised dissent rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to High Point and cancelled as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Shareholders of High Point other than the right to be paid the fair value of their Common Shares by High Point in accordance with Article 4 of the Plan of Arrangement;

(b)

PartnerCo shall subscribe for a 0.01% interest in the High Point Partnership for a subscription amount equal to the fair market value thereof, such subscription amount to be satisfied by the issuance by PartnerCo to the High Point Partnership of a demand non-interest bearing promissory note having a fair market value equal to the subscription amount;

(c)

subject to sections 3.2 and 3.3 of the Plan of Arrangement, each Shareholder (other than a Dissenting Shareholder or an Option Shareholder) shall sell to AcquisitionCo each of the Common Shares held by such Shareholder in respect of which the Shareholder has made a valid election or has been deemed to have elected to receive Trust Units, in exchange for the delivery and assignment by AcquisitionCo to the Shareholder of 0.105 of a Trust Unit;

(d)

subject to sections 3.2 and 3.3 of the Plan of Arrangement, each Shareholder (other than a Dissenting Shareholder or an Option Shareholder) shall sell to AcquisitionCo each of the Common Shares held by such Shareholder in respect of which the Shareholder has made a valid election to receive Exchangeable Shares from AcquisitionCo, in exchange for the issuance and delivery by AcquisitionCo to the Shareholder of 0.105 of an Exchangeable Share (and the related Ancillary Rights); and

(e)

each Option Common Share (other than those held by or on behalf of a Dissenting Shareholder) shall be transferred to AcquisitionCo and in exchange each such holder of an Option Common Share shall receive 0.105 of a Trust Unit for each such Option Common Share.

0.1

The Arrangement will be effected by way of a plan of arrangement pursuant to section 193 of the ABCA.  The Arrangement will require (i) approval by not less than two-thirds of the votes cast by Shareholders (present in person or represented by proxy) at the Meeting and by a majority of the Shareholders other than certain insiders, and, thereafter, (ii) approval of the Court.

0.2

It is anticipated that upon receipt of the required approvals at the Meeting, the Arrangement will be submitted for final approval of the Court on August 16, 2005.

1.

EXEMPTIONS IN RESPECT OF TRADES OF SECURITIES ISSUED PURSUANT TO THE ARRANGEMENT AND FIRST TRADES THEREAFTER

1.1

The trades which occur pursuant to the Arrangement would normally be exempt trades in accordance with paragraph 6 of Registrar's Order dated March 1, 1980, as amended, made pursuant to the Securities Act (Yukon) (the "Act") where the securities of a corporation are exchanged by or on account of such corporation with another corporation or the holders of the securities of such other corporation in connection with a reorganization of either corporation.  In this case, one of the entities involved in the Arrangement is an unincorporated open-ended investment trust (being the Trust), and, as a result, we are making this application pursuant to the Act for an order that all trades and distributions of securities made in connection with the Arrangement (all as described in the Plan of Arrangement and Information Circular) are not subject to the registration requirements of Part I nor the prospectus filing requirements of Part III of the Act.

1.2

The effect of the requested order will be to conform the exemptions available in Yukon with those available in other jurisdictions and to give effect to the spirit of paragraph 6 of Registrar's Order dated March 1, 1980, as amended, so that it applies to unincorporated entities such as trusts.

Enclosed please find a draft order, an authorization and verification statement signed by AcquisitionCo, and a cheque in the amount of $50.00 representing the fee for this application.

As the Meeting is to be held on August 16, 2005, your prompt attention to this matter would be greatly appreciated.  Please contact the undersigned should you have any questions or require anything further.

Yours truly,

Gowling Lafleur Henderson LLP

Signed “J. Jason McCormick”

J. Jason McCormick

CAL_LAW\ 1150477\1